June 25, 2025

Prashant Patel
Chairman and Chief Executive Officer
Crown Reserve Acquisition Corp. I
Conyers Trust Company (Cayman) Limited
Cricket Square, Hutchins Drive
PO Box 2681
Grand Cayman KY1-1111
Cayman Islands

        Re: Crown Reserve Acquisition Corp. I
            Registration Statement on Form S-1
            Filed May 30, 2025
            File No. 333-287674
Dear Prashant Patel:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1. Please disclose whether there are any limitations to your redemptions. Refer to Item
       1602(a)(2) of Regulation S-K.
2. Where you disclose the amount of compensation received or to be received by the sponsor, its affiliates, and promoters, please also discuss whether the compensation and securities issuances could result in material dilution of the purchasers' equity interests. Refer to Item 1602(a)(3) of Regulation S-K.
 June 25, 2025
Page 2
3. You state that each unit includes one right to receive one-seventh of one Class A ordinary share. Please expand your disclosure to explain whether fractional shares will be issued in connection with the rights. See Item 501(b)(2) of Regulation S-K.
4. Please also disclose the aggregate amount of public units that the non-managing sponsor investors have expressed an interest to purchase. In this regard, we note your statement that none of them have expressed an interest in purchasing more than 9.9%
       of the units to be sold in this offering.
Summary, page 1

5. Revise your disclosure to address plans to seek additional financing and how such financing may impact unaffiliated shareholders. Refer to Item 1602(b)(5) of
       Regulation S-K.
6. Please address whether there are any limitations on the number of extensions you may seek to extend the deadline for your initial business combination. Refer to Item
       1602(b)(4) of Regulation S-K.
7. You define "Permitted Withdrawal" to include withdrawals of interest earned on the trust account to fund your working capital requirements, and you have disclosure, such as on page 43, that interest released at liquidation will be net of such Permitted
       Withdrawals. However, you also state elsewhere, including on the cover page, that interest will only be released from the trust account to pay your tax obligations. Please revise your disclosures throughout for consistency.
8. In your discussion of the prior SPAC experience of your officers and director nominees, please revise to balance your disclosure by clarifying whether an entity was able to complete the business combination within the original completion window or whether there were extensions of time to complete the transaction or if they have not yet completed a combination, whether there have been extensions. Also discuss the amount of shareholder redemptions in connection with such transactions. Please also revise to remove outdated listing information with respect to references to exchanges and ticker symbols.
Sponsor Information, page 7

9. Please revise your tabular disclosures starting on pages 9 and 99 to disclose the natural persons and entities subject to the transfer restrictions. We also note your statement on pages 11 and 100 that CCM may release certain securities subject to the lock-up. Please revise to clarify CCM's role in these transactions. Refer to Item
       1603(a)(9) of Regulation S-K.
10. Please reconcile your disclosure on page 33 of your registration statement that there will not be any finder's fees paid to your sponsor, officers, directors, or their affiliates in connection with services rendered prior to or in connection with an initial business combination with your disclosure on pages 8 and 97 that there is an undetermined amount expected to be paid to your sponsor for consulting, success, or finder fees in connection with the consummation of an initial business combination.
11. We note your disclosure that if you increase or decrease the size of your offering, you will effect a capitalization or share surrender or redemption or other appropriate mechanism to maintain the ownership of the founder shares by the initial shareholders
 June 25, 2025
Page 3

       at 20% of the issued and outstanding ordinary shares. Please revise to disclose, here and elsewhere as applicable, this initial issuance as compensation and the extent to which it may result in material dilution to your shareholders. Refer to
Item 1602(b)(6)
       of Regulation S-K.
Proposed Business
Permitted Purchases of Our Securities, page 27

12. We note disclosure regarding your letter agreement with your sponsor, officers, and directors to vote any founder shares and public shares in favor of your initial business combination. In addition, we note disclosures, such as on pages 43 and 104, that your sponsor, directors, or officers may purchase shares in privately negotiated transactions for the purpose of voting such shares in favor of the business combination. We also note your statement on page 25 that there is no limit on the price that they may pay.
       Please tell us how such purchases would comply with Exchange Act Rule 14e-5.
       Refer to Tender Offer Rules and Schedules C&DI 166.01 for guidance. Risk Factors, page 40

13. Please include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation
       Reduction Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC transaction. Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.
14. We note that transfers may be made in connection with any forward purchase agreement or similar arrangements. Please add risk factor disclosure about risks that may arise from the sponsor or a sponsor affiliate having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or all or any portion of its membership interests in the sponsor. Address the consequences of such removal to the company's ability to consummate an initial business combination, including that any replacement sponsor could have difficulty finding a target.
If we seek shareholder approval. . ., page 44

15. Please expand this risk factor to discuss the amount of public shares that would be needed to vote in favor of the initial business combination if only a minimum number of shares representing a quorum are voted and to explain how many votes will be needed if all the non-managing sponsor investors vote in favor of the transaction. Also revise the first bullet on page 18 and add a bullet on page 37 to include corresponding disclosures.
 June 25, 2025
Page 4
Risks Relating to Our Search for, and Consummation of or Inability to Consummate, a
Business Combination
If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance . . ., page 44

16. Where you disclose the risk that you may be considered to be operating as an unregistered investment company, please expand your disclosure to disclose the risk that despite your investment of the proceeds in certain specified assets, you could nevertheless be considered to be operating as an unregistered investment company. In addition, please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect those changes impact the risk that you may be considered to be operating as an unregistered investment company.
Use of Proceeds, page 75

17. Please revise and ensure the mathematical accuracy of the percentage to be held in
       Trust account, as $149.92 million to be held in the Trust account is less than 100% of the public offering size totaling $150 million. We also note your statement on page 55 that $152,610,000 will be held in the trust account, and your statement on the cover page that $150,000,000 will be deposited into a trust account. Please revise your disclosures regarding the amount to be held in the trust account for consistency.
Dilution, page 80

18. Please expand your disclosure, outside the table, to describe each material potential source of future dilution following your registered offering, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. Your revisions should address, but not be limited to, founder shares' anti-dilution rights, shares that may be issued in connection with the closing of your initial business combination, and up to $5,000,000 of working capital loans that may be converted into private placement units. Refer to Item 1602(c) of Regulation S-
       K.
19. We note the disclosure in your filing that your amended and restated memorandum and articles of association will provide that you may not redeem your public shares in an amount that would cause your net tangible assets, after payment of the underwriters' fees and commissions, to be less than $5,000,001. Please tell us how you considered this redemption restriction in your determination of your maximum redemption threshold for your dilution presentation. Given your redemption limitation, amend your disclosure to present the number of ordinary shares redeemed and amounts paid for such redemptions as quartile percentages of the maximum redemption rather than based on the entire amount of shares to be sold to public shareholders. Refer to Item 1602(c) of Regulation S-K.
Management, page 121

20. Please revise your disclosure to ensure you have disclosed the business experience, principal occupations, and employment of each director and executive officer named during each of the past five years, including dates and duration of employment.
       Refer to Item 401(e) of Regulation S-K. Also revise the table on page 121 to clarify
 June 25, 2025
Page 5

       the individuals who are currently director nominees, or advise, and include the class of each director and director nominee. In this regard, we note the consents filed as
       Exhibits 99.3-99.6 and your statement on page 123 and elsewhere that your board is divided into three classes.
21. Please ensure that your table disclosing the contractual obligations and fiduciary duties of your officers and directors is complete. In this regard, we note that it appears
       Prashant Patel may be serving as Vice Chairman of the Board of Wellgistics Health,
       Inc. and that Eric Sherb is serving as Chief Financial Officer of SME Entertainment,
       Inc.
Principal Shareholders, page 131

22. We note your disclosure that Eric Sherb has voting and investment discretion with respect to the founder shares held by the sponsor. Please address all persons with direct and indirect material interests in the sponsor, including the nature and amount of their interests. Refer to Item 1603(a)(7) of Regulation S-K. Financial Statements
Notes to Financial Statements
Note 9 - Subsequent Events, page F-18

23. We note you evaluated subsequent events through May 27, 2025, the date that the financial statements were available for issuance. Please tell us what consideration you gave to evaluating subsequent events through the audit report date noted, and advise or revise accordingly. Refer to ASC 855-10-25.
Exhibits

24. We note your references to a letter agreement between you, your sponsor, and your management. However, this agreement does not appear to be filed or listed in the exhibit index. Please file this letter agreement. Refer to Item 601(b)(10) of Regulation
       S-K.
General

25. Please ensure that you define all acronyms or defined terms upon first use. For example, you reference SAP units in the fourth paragraph of your cover page but you do not define SAP until the tenth paragraph or SAP Unit until the fourteenth paragraph.
26. Please discuss the general character of your sponsor's business and describe the material roles and responsibilities of your sponsor, its affiliates, and promoters in directing and managing your activities. Refer to Items 1603(a)(2) and
(a)(4) of
       Regulation S-K.
27. Please describe the experience of your sponsor, affiliates, and promoters in organizing special purpose acquisition companies. Refer to Item 1603(a)(3) of Regulation S-K.
28. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may
 June 25, 2025
Page 6

       not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the
       Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the loss of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Underwriting, page 166

29. Please revise your underwriter's compensation table to include the SAP units. In that regard, we note your disclosure on page 168 and elsewhere that these items have been deemed compensation by FINRA. Please refer to Item 508(e) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Peter McPhun at 202-551-3581 or Mark Rakip at 202-551-3573 if you
have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Dorrie Yale at 202-551-8776 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Rajiv Khanna, Esq.